UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170277

DIVISION OF
CORPORATION FINANCE

May 16, 2017

David J. Johnson Jr.
O'Melveny & Myers LLP
djohnson@omm.com

Re: Lions Gate Entertainment Corp.

Dear Mr. Johnson:

This is in regard to your letter dated May 15, 2017 concerning the shareholder proposal submitted by The Gun Denhart Living Trust for inclusion in Lionsgate's proxy materials for its upcoming annual general and special meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Lionsgate therefore withdraws its May 8, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Austin Wilson
As You Sow
awilson@asyousow.org

O'Melveny

O'Melveny & Myers LLP
1999 Avenue of the Stars
8th Floor
Los Angeles, CA 90067-6035

T: +1 310 553 6700
F: +1 310 246 6779
omm.com

File Number: 0510692-8

May 15, 2017

David J. Johnson Jr.
D: +1 310 246 6816
djohnson@omm.com

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Lions Gate Entertainment Corp.***
Shareholder Proposal of The Gun Denhart Living Trust
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Lions Gate Entertainment Corp., a Canadian corporation (the "Company"), which hereby withdraws its request dated May 8, 2017 for no-action relief regarding its intention to omit the shareholder proposal submitted to the Company by As You Sow on behalf of The Gun Denhart Living Trust (the "Proponent") on March 27, 2017, from the Company's proxy materials for its 2017 Annual General and Special Meeting of Shareholders (the "2017 Proxy Materials").

The Company had requested no-action relief to omit the Proponent's proposal from the 2017 Proxy Materials, in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's securities as of the date the proposal was submitted as required by Rule 14a-8(b).

However, on May 15, 2017, As You Sow, the Proponent's designee, withdrew the Proponent's proposal via an e-mail sent to us, on behalf of the Company. A copy of the e-mail from Mr. Austin Wilson of As You Sow is attached as Exhibit A. Accordingly, the Company's May 8, 2017 request for no-action relief is moot. As a result of the withdrawal of the Proponent's proposal, the Company will not be including such proposal in the 2017 Proxy Materials and the Company is no longer seeking any no-action relief.

A copy of this letter is being provided simultaneously to As You Sow and the Proponent.

If we can be of further assistance in this matter, please do not hesitate to contact me at (310) 246-6816. Please transmit your acknowledgement of the withdrawal of the Company's request to David J. Johnson, Jr., on behalf of the Company, at djohnson@omm.com, and to Austin Wilson, on behalf of the Proponent, at awilson@asyousow.org.

Sincerely,

David J. Johnson Jr.
of O'MELVENY & MYERS LLP

Attachment

cc: Mr. Austin Wilson, As You Sow
Gun Denhart, Trustee of The Gun Denhart Living Trust (c/o Mr. Austin Wilson, As You Sow)
Mr. Wayne Levin, Lions Gate Entertainment Corp.
Mr. Adrian Kuzycz, Lions Gate Entertainment Corp.

Exhibit A

See attached.

Lu, Su Lian

From: Austin Wilson <awilson@asyousow.org>
Sent: Monday, May 15, 2017 2:00 PM
To: Johnson Jr., David J.
Cc: Lu, Su Lian
Subject: RE: Lions Gate Entertainment Corp. - SEC No-Action Request (The Gun Denhart Living Trust Shareholder Proposal)

Mr. Johnson,

As You Sow will withdraw the proposal. I have left messages for Lionsgate notifying them of such, but we have not been provided with an email address nor have the messages been returned. Please forward this information to Lionsgate.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Johnson Jr., David J. [mailto:djohnson@omm.com]
Sent: Monday, May 08, 2017 4:46 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Lu, Su Lian <sllu@omm.com>
Subject: Lions Gate Entertainment Corp. - SEC No-Action Request (The Gun Denhart Living Trust Shareholder Proposal)

Mr. Austin Wilson--please find attached a copy of a No Action Request submitted to the US Securities and Exchange Commission today on behalf of Lions Gate Entertainment Corp.

A copy will also be couriered to your attention.

O'Melveny
David J. Johnson, Jr
djohnson@omm.com
O: +1 310-246-6816
M: +1 310-801-7632

O'Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067

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O'Melveny

O'Melveny & Myers LLP
1999 Avenue of the Stars
8th Floor
Los Angeles, CA 90067-6035

T: +1 310 553 6700
F: +1 310 246 6779
omm.com

File Number: 0510692-8

May 8, 2017

David J. Johnson Jr.
D: +1 310 246 6816
djohnson@omm.com

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Lions Gate Entertainment Corp.***
Shareholder Proposal of The Gun Denhart Living Trust
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Lions Gate Entertainment Corp., a Canadian corporation (the "Company" or "Lionsgate"), which requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted by As You Sow on behalf of The Gun Denhart Living Trust (the "Proponent") from the Company's proxy materials for its 2017 Annual General and Special Meeting of Shareholders (the "2017 Proxy Materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement and the cover letter from As You Sow submitting the Proposal on behalf of the Proponent are attached hereto as Exhibit A. Copies of other correspondence with the Proponent regarding the Proposal are attached hereto as Exhibit B. The Company has not received any other correspondence relating to the Proposal.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), we ask that the Staff provide its response to this request to David J. Johnson, Jr., on behalf of the Company, at djohnson@omm.com, and to Austin Wilson, on behalf of the Proponent, at awilson@asyousow.org.

I. SUMMARY OF THE PROPOSAL

On March 27, 2017, the Company received a letter from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2017 Proxy Materials. The Proposal requests that the Company's Board of Directors (the "Board") publish, at reasonable cost and excluding proprietary information, a report on the Company's exposure to reputational, legal and financial risk based on the likely health impacts to youth, identified by the Surgeon General and the Centers for Disease Control and Prevention ("CDC"), resulting from smoking depictions in the Company's movies. Under the Proposal, the report should include all films produced or distributed by the Company. *See* Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's securities as of the date the Proposal was submitted as required by Rule 14a-8(b).

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with a Matter relating to the Company's Ordinary Business Operations

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." We respectfully submit that the Proposal implicates both considerations and is not of a sufficiently significant social policy issue to be appropriate for shareholder vote.

1. It is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7)

As addressed below, the Proposal relates to the Company's ordinary business operations – specifically, the nature, presentation and content of programming and film production. As a threshold matter, however, it is important to note it is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7) to the Proposal. In this regard, the Commission stated in 1983 in Commission Release No. 34-20091 (August 16, 1983):

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under rule 14a-8([i])(7). Because this interpretation raises form over substance and renders the provisions of paragraph ([i])(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under rule 14a-8([i])(7)."

Applying the Commission's 1983 statement to the Proposal renders a clear conclusion – it is the subject matter of the Proposal and not the specific action requested that is to be considered in determining the application of Rule 14a-8(i)(7). *See also* Staff Legal Bulletin No. 14H (October 22, 2015) ("SLB 14H") where the Staff noted that "the analysis should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." As discussed more fully below, it is the Company's view that the subject matter of the Proposal relates to ordinary business matters and it is the subject matter of the Proposal, rather than the manner of implementation, which is to be considered in determining whether the proposal deals with a matter that relates to the ordinary business operations of the Company. *See Citicorp* (January 8, 1997) (concurring in the exclusion of a proposal seeking a report on the company's policies and procedures to monitor the use of accounts by customers to transfer capital under the predecessor to Rule 14a-8(i)(7) as related to the conduct of the ordinary business operations of the company (*i.e.*, monitoring illegal transfers through customer accounts)) and *Bank of America Corp.* (February 21, 2007) (concurring in the exclusion of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance under Rule 14a-8(i)(7) as related to ordinary business operations (*i.e.*, the sale of particular services)). Therefore, the fact that the Proposal requests that the Board publish a report, rather than that the Company change its content-distribution policy, is irrelevant to the application of Rule 14a-8(i)(7) to the Proposal.

2. ***The Proposal deals with matters fundamental to management's ability to run the Company that are not appropriate for shareholder oversight – the nature, presentation and content of programming and film production***

Lionsgate is a vertically integrated next generation global content leader with a diversified presence in motion picture production and distribution, television programming and syndication, premium pay television networks, home entertainment, global distribution and sales, interactive ventures and games and location-based entertainment. Lionsgate operates through three reporting segments, Motion Pictures, Television Production and Media Networks.

Motion Pictures consists of the development and production of feature films, acquisition of North American and worldwide distribution rights, North American theatrical, home entertainment and television distribution of feature films produced and acquired, and worldwide licensing of distribution rights to feature films produced and acquired. Television Production consists of the development, production and worldwide distribution of television productions including television series, television movies and mini-series, and non-fiction programming. Media Networks consists of the licensing of premium subscription video programming to U.S. multichannel video programing distributors including cable operators, satellite television providers, telecommunication companies, and online video providers, and the licensing of the Media Networks' original series programing to subscription video-on-demand services, international television networks, home entertainment and other ancillary markets.

The nature, presentation and content of programming and films that Lionsgate decides to "greenlight" for production, and distributes, are the result of complex creative and business decisions by many individuals – including writers, directors, producers, actors and Company executives – who all play an important role in assessing the quality and commercial viability of each film the Company decides to produce and distribute through its different segments. The extent to which tobacco products are depicted in a particular film, and the manner in which they are depicted in any film the Company decides to create or acquire and distribute is part of the collaborative process involving many different professionals and one of many decisions that must be made by management on a day-to-day basis in running the Company. These matters require complex judgments to be made regarding a film's commercial viability, anticipated ratings, the financial and reputational impact of such film, and it is impracticable for management to delegate such matters to shareholder oversight and for shareholders to decide how to solve such problems at annual shareholders meetings.

The Staff has consistently recognized that shareholder proposals seeking to regulate the depiction of tobacco products in the content of film production relate to companies' "ordinary business operations" within the meaning of Rule 14a-8(i)(7). *See Viacom Inc.* (December 5, 2014) (concurring in the exclusion of a proposal seeking a report on the public health impacts of smoking in all of Viacom's movies, including analysis of the company's exposure to reputational, legal and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC as it related to ordinary business operations); *The Walt Disney*

Company (December 4, 2014) (same); *Time Warner Inc.* (January 21, 2005) (concurring in the exclusion of a proposal seeking a report on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that Time Warner had released or distributed as it related to ordinary business operations); *The Walt Disney Company* (December 7, 2004) (same); and *Time Warner Inc.* (February 6, 2004) (concurring in the exclusion of a proposal seeking for the formation of a board committee to review data linking tobacco use by teens to tobacco use in youth-rated movies as it related to ordinary business operations). Similar to the shareholder proposals highlighted above, the Proposal is seeking to regulate the depiction of tobacco products in the content of Lionsgate's films, which relates to the Company's ordinary business operations.

3. The Proposal does not raise "significant social policy issues" that transcend the Company's day-to-day business

As noted above, the 1998 Release provides that shareholder proposals may not be excluded under Rule 14a-8(i)(7) if they raise "significant social policy issues" that "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." In addition a proposal "may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." *See* Section C of SLB 14H. The Staff has previously declined to extend the significant-social-policy exception to smoking-related proposals made to companies that do not manufacture tobacco products. *See Walgreen Co.* (September 29, 1997) (concurring in the exclusion of a proposal to stop the sale of tobacco products, as it related to Walgreen's ordinary business operations and did not involve a significant social policy as Walgreen was a retailer and not a cigarette manufacturer); and *Gannett Co., Inc.* (March 18, 1993) (concurring in the exclusion of a proposal seeking a report on how cigarette advertisements in its publications were perceived by customers, as it related to Gannett's ordinary business operations and did not involve a significant social policy as Gannett was a media company and not a cigarette manufacturer). *See also Viacom Inc.* (December 5, 2014) and *The Walt Disney Company* (December 4, 2014). The Staff has however applied the significant-social-policy exception to a company that manufactured tobacco products. *See R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2002) (declining to concur in the exclusion of a proposal seeking the company include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information); and *Philip Morris Cos. Inc.* (February 22, 1990) (declining to concur in the exclusion of a proposal requesting the company to cease conducting "business in tobacco or tobacco products"). Similar to Walgreen Co., Gannett Co., Viacom Inc. and The Walt Disney Company, Lionsgate is not in the business of manufacturing tobacco products.

4. The Proposal may be excluded because it seeks to 'micro-manage' decisions about matters of a complex nature upon which shareholders would not be in a position to make an informed judgment

As discussed above, the creation and acquisition of film content and decisions on distribution of films is a collaborative process that involves many professionals who deal with such matters on a daily basis. The film industry is consistently evolving and management of the

Company has to constantly make decisions in response to ever-changing business considerations. The shareholders would not be in a position to make an informed judgment on complex content-related matters such as those raised in the Proposal. An attempt to micro-manage the content of the Company's films on the basis of a single factor such as smoking depictions and the likely health impacts to youth would interfere with matters of a complex nature which are more appropriately reserved for management of the Company.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as the Proponent Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) And Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

The following is the procedural history of submission of the Proposal:

March 27, 2017 — The Proposal is received through the mail from Mr. Austin Wilson, Environmental Health Program Manager of As You Sow by Wayne Levin, the Company's General Counsel and Chief Strategic Officer, purportedly on behalf of the Proponent. As you Sow included a letter, dated October 25, 2016, from the Proponent purporting to authorize As You Sow to file or co-file a shareholder resolution with the Company on the Proponent's behalf. *See* Exhibit A for a copy of the Proposal and related communications received by the Company on March 27, 2017.

At the time the Proposal was submitted to the Company, neither the Proponent nor As You Sow provided proof that the Proponent owned the requisite number of the Company's securities for at least one year as of the date the Proposal was submitted.

April 7, 2017 — After verifying that the Proponent is not a record holder of the Company's shares and after having not received other proof of the Proponent's ownership of Company shares, the Company sends a deficiency notice to Mr. Wilson of As You Sow via certified mail (the "Deficiency Notice"), which was delivered to the Proponent on April 10, 2017. *See* Exhibit B.

The Deficiency Notice identified the Proponent's failure to provide sufficient proof of ownership of the Company's securities pursuant to Rule 14a-8(b) and explained the steps that could be taken to cure this deficiency, noting that the Commission's rules require a response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice included a copy of Rule 14a-8 and SLB 14F.

April 24, 2017	The 14-day deadline for responding to the Deficiency Notice passes without As You Sow or the Proponent submitting any proof to the Company of the Proponent's ownership of Company shares. In fact, to date, the Company has not received any additional correspondence from As You Sow or the Proponent regarding the Proposal or proof of the Proponent's ownership of Company shares.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Section C of Staff Legal Bulletin No. 14 (July 13, 2001). As noted above, requisite proof of the Proponent's ownership of the Company's shares was not provided with the letter sent to the Company transmitting the Proposal or at any time thereafter. In addition, the Company has verified that the Proponent is not a record holder of any Company securities.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

After receiving no proof of the Proponent's ownership of the Company's shares, the Company timely notified As You Sow, as the Proponent's designated agent, of the procedural deficiency under Rule 14a-8(b) by transmitting the Deficiency Notice, together with a copy of Rule 14a-8 and SLB 14F, to Mr. Austin Wilson of As You Sow by a letter dated April 7, 2017, within 14 days of receiving the Proposal. In the Deficiency Notice, the Company clearly explained the requirements of Rule 14a-8(b) and the steps that could be taken to cure this deficiency. The Company requested that proof of the Proponent's ownership required by Rule 14a-8(b)(1) be provided within 14 calendar days of As You Sow's receipt of the Deficiency Notice. As of the date of this letter, neither As You Sow nor the Proponent has provided proof of the Proponent's ownership of the Company's shares as required by Rule 14a-8(b).

The Staff has consistently granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to provide any evidence of eligibility to submit a shareholder proposal in response to a deficiency notice from the company. *See, e.g., E.I. du Pont de Nemours and Company* (December 31, 2014) (concurring with the exclusion of a proposal where the proponent did not respond to the company's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); *see also Chevron Corporation* (March 13, 2014); *Newell Rubbermaid* (January 7, 2013); *CFS Bancorp, Inc.* (October 5, 2012); and *Comcast Corporation* (January 28, 2011). Here, As You Sow and the Proponent failed to provide any response to the Deficiency Notice sent by the Company. Accordingly, the Company believes that it may properly omit the Proposal from its 2017 Proxy Materials because the Proponent has not demonstrated that it continuously owned the requisite number of Company shares for the requisite one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b), despite receiving timely and proper notice of this deficiency pursuant to Rule 14a-8(f)(1).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's securities as of the date the Proposal was submitted as required by Rule 14a-8(b). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (310) 246-6816.

Sincerely,

David J. Johnson Jr.
of O'MELVENY & MYERS LLP

Attachments

cc: Mr. Austin Wilson, As You Sow
Gun Denhart, Trustee of The Gun Denhart Living Trust (c/o Mr. Austin Wilson, As You Sow)
Mr. Wayne Levin, Lions Gate Entertainment Corp.
Mr. Adrian Kuzycz, Lions Gate Entertainment Corp.

O'Melveny

Exhibit A

See attached.

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

March 27, 2017

Wayne Levin
General Counsel and Chief Strategic Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Dear Mr. Levin:

As You Sow is a non-profit organization that researches and promotes corporate responsibility to drive long-term shareholder value. On behalf of Lions Gate shareholders, we reached out in February by phone and email, seeking to discuss concerns related to tobacco depictions in film. Investor relations representatives denied our request for a discussion.

Thus, As You Sow is filing a shareholder proposal on behalf of The Gun Denhart Living Trust ("Proponent"), a shareholder of Lions Gate Entertainment stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from The Gun Denhart Living Trust authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns. Please contact me regarding the proposal at awilson@asyousow.org.

Sincerely,

Austin Wilson
Environmental Health Program Manager

Enclosures

- Shareholder Proposal
- The Gun Denhart Living Trust Authorization

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

In the past fifteen years, Lionsgate Entertainment delivered 4.2 billion impressions of tobacco images (e.g., smoking cigarettes) to audiences in its top-grossing youth-rated films. The percent of Lionsgate's top-grossing movies with tobacco was higher than the industry average in each of the last fifteen years.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people . . . . An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating . . . could eliminate . . . and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence . . . the [film] industry cannot justify failing to eliminate smoking from youth-rated movies . . . each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

By January 2013, all six major studios (members of the Motion Picture Association of America) had published individual company policies to limit tobacco depictions in their films. Lionsgate Entertainment has not published such a policy.

Our company's failure to address the public health impacts of tobacco depictions puts the company at material risk of damage to its brand reputation. It also risks the future value of our company's film properties in the international marketplace: Article 13 of the WHO Framework Convention on Tobacco Control, the world's first global health treaty, to which 180 nations and territories are now parties, calls for strong national measures to end exposure of children and adolescents to tobacco promotion in entertainment media.

RESOLVED: Shareholders request that the Board of Directors publish, at reasonable cost and excluding proprietary information, a report on the company's exposure to reputational, legal, and financial risk based on the likely health impacts to youth, identified by the Surgeon General and CDC, resulting from smoking depictions in the company's movies. This should include all films produced or distributed by the Company.

October 25, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

<u>Re: Authorization to File Shareholder Resolution</u>

Dear Andrew Behar,

As of October 25, 2016, the undersigned, The Gun Denhart Living Trust (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Lions Gate Entertainment, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Lions Gate Entertainment stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Gun Denhart
Trustee
The Gun Denhart Living Trust

Exhibit B

See attached.

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Austin Wilson
As You Sow
1611 Telegraph Ave Suite 1450
Oakland, CA 94612

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FISMA & OMB MEMORANDM M-07-16

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Adrian Kuzycz
Lionsgate
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Santa Monica, CA 90404

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LIONSGATE

April 7, 2017

VIA FIRST CLASS MAIL
Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

Re: *Rule 14a-8 Proposal (Lions Gate Entertainment Corp.)*

Dear Mr. Wilson:

We are in receipt of your letter dated March 27, 2017, regarding the shareholder proposal requesting that "the Board of Directors publish, at reasonable cost and excluding proprietary information, a report on the company's exposure to reputational, legal, and financial risk based on the likely health impacts to youth, identified by the Surgeon General and the Centers for Disease Control and Prevention, resulting from smoking depictions in the company's movies" (the "Proposal") submitted by you on behalf of The Gun Denhart Living Trust (the "Trust") for inclusion in the proxy materials for the 2017 annual and general meeting of shareholders of Lions Gate Entertainment Corp. (the "Company").

The Proposal contains procedural deficiencies, as set forth below, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. One of these requirements is Rule 14a-8(b) (Question 2), which requires each shareholder proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to be voted on the proposal for at least one year as of the date the shareholder proposal was submitted. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you that we are unable to confirm that the Proposal you submitted meets this requirement of Rule 14a-8 for inclusion in the Company's proxy materials because (i) the Company's share records do not indicate that the Trust is the record owner of sufficient shares to satisfy Rule 14a-8's share ownership requirements, and (ii) the Company has not received verification from the "record" holder of the shares (usually a broker or bank) that the Trust has held the requisite number of the Company's shares for at least one year by the date the Proposal was submitted to the Company.

To remedy this defect, you must obtain a proof of ownership letter verifying the Trust's continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (March 27, 2017).

As explained in Rule 14a-8(b) and in guidance issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC Staff"), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Trust continuously held the requisite number of the Company's shares for at least one year; or

- if the Trust has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the requisite number of the Company's shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Trust continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC Staff has published guidance in Staff Legal Bulletins No. 14F ("SLB 14F") and No. 14G ("SLB 14G"). In SLB 14F and SLB 14G, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants or affiliates of DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant or the affiliate of the DTC participant through which the Trust's shares are held. If you are not certain whether the Trust's broker or bank is a DTC participant, you may ask its broker or bank or check the DTC's participant list, which is currently available on the Internet at *http://dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. If the Trust's broker or bank is not a DTC participant or a DTC participant affiliate, you will need to obtain proof of ownership from the DTC participant or DTC participant affiliate through which the broker or bank holds the Company's shares. You should be able to determine the name of this DTC participant or DTC participant affiliate by asking the Trust's broker or bank. If the DTC participant knows the holdings of the Trust's broker or bank, but does not know the Trust's holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities were continuously held by the Trust for at least one year—with one statement from the Trust's broker or bank confirming the Trust's ownership and the other statement from the DTC participant or DTC participant affiliate confirming the broker's or bank's ownership.

Statement of Intent Regarding Continued Ownership

Additionally, although the Trust had stated that it intends to continue to hold the securities through the date of the 2017 annual and general meeting of shareholders of the Company in the letter dated October 25, 2016, which the Trust sent to you authorizing you to file a shareholder resolution on the Trust's behalf, we hereby request that the Trust address the statement to the Company, as required by Rule 14a-8(b). To remedy this defect, the Trust must submit to the Company a written statement that it intends to continue ownership of the shares through the date of the 2017 annual and general meeting of shareholders of the Company.

To be an eligible sponsor of the Proposal for inclusion in the Company's proxy materials for its 2017 annual and general meeting of shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address listed herein.

Please note that the request in this letter is without prejudice to any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

For your reference, please find enclosed a copy of SEC Rule 14a-8, SLB 14F and SLB 14G. If you have any questions with respect to the foregoing, please contact me.

Very truly yours,

Adrian Kuzycz
Executive Vice President and Associate General Counsel

Enclosures:

Rule 14a-8 under the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F
Division of Corporation Finance Staff Legal Bulletin No. 14G

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual

meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm
